Mail Stop 6010

June 13, 2007

Mr. Jeffrey D. Capello
Senior Vice President and Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the quarterly period ended April 1, 2007**
> **Form 8-K dated January 25, 2007 and April 26, 2007**
> **File No. 1-05075**

Dear Mr. Capello:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K dated January 25, 2007 and April 26, 2007

1.   Please refer to prior comment 2. We note the proposed disclosure for "Use of non-GAAP financial measures" included in your response. We further note your agreement to revise your Form 8-Ks in future filings to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. However, it does not appear that you have sufficiently addressed all of these requirements. As previously stated, although we note the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding your results of operations and, to the extent material, a statement disclosing the additional purposes, if any, for which you use each of the non-GAAP financial measures. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. In addition, under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with certain information. This applies to every amount that you present as a non-GAAP measure including percentages and per share amounts. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. Please revise in future filings.

2.   In addition, the staff's response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003 notes that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:

·   The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

·   The economic substance behind management's decision to use such a measure;

·   The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

·   The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

·   The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Form 10-Q for the Quarterly Period Ended April 1, 2007

Financial Information, page 3

Condensed Consolidated Statements of Cash Flows, page 5

3.   SFAS 95 requires you to report your cash inflows and outflows according to whether
        they relate to operating, investing, or financing activities. We note that you currently
        reflect all of the net cash used in discontinued operations as an operating activity. Please
        revise future filings, as applicable, to comply with SFAS 95. You may refer to CPCAF,
        Alerts #90 and #98 and the speech by Joel Levine at the 2005 AICPA National
        Conference on SEC and PCAOB Developments which is available on our website at
        http://www.sec.gov/news/speech/spch120605jl.htm.

Note 2. Acquisitions, page 7

4.   You disclose consideration paid for your acquisitions net of cash acquired. In future
        filings, consistent with paragraph 51(d) of SFAS 141, please also disclose the cost of the
        acquired entity as determined in compliance with that standard.

Note 7. Earnings per Share, page 12

5.   In future filings please disclose the amount of securities that could potentially dilute basic
        EPS in the future that were not included in the computation of diluted EPS because to do
        so would have been antidilutive for the periods presented, consistent with paragraph
        40(c) of SFAS 128.

Note 9. Industry Segment Information, page 13

6.   You currently reflect a single amount titled 'Other – operating loss from continuing
        operations' as a reconciling item. In future filings please identify and describe significant
        reconciling items consistent with paragraph 33(f) of SFAS 131.

Note 12. Goodwill and Intangible Assets, page 17

7.   You show a total of $159.2 million for 'non-amortizing intangible assets.' In future
        filings please disclose, for intangible assets not subject to amortization, the total carrying
        amount for each major intangible asset class, consistent with paragraph 52(b) of SFAS
        142.

Note 13. Warranty Reserves, page 18

8.   You show line items for 'provision' and 'charges' in your warranty rollforward schedule. It is not possible to determine from this presentation whether or not you are presenting all of the items required by FIN 45. In future filings, please ensure that you include within your reconciliation (a) the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, (b) the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and (c) the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) consistent with paragraph 14(b) of FIN 45.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                            Sincerely,

                            Kaitlin Tillan
                            Assistant Chief Accountant